**TRANSMISSÃO PAULISTA**

RECEIVED

2004 OCT 18 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

*Data São Paulo, October 4, 2004* *Ref.* ***CT/F/03946/2004***

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
*U.S. Securities and Exchange Commission*
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 ( Common )
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 ( Preferred )
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

04045557

Gentleman/Madam:

We are attaching, herewith, copy of the summary of the decisions of the Board of Directors meeting held on October 4, 2004, as well as the Public Notice of the Relevant Fact related to the matter, to be published on Tuesday, October 5, 2004. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

*Rua Bela Cintra, 847*
*01415-903 - São Paulo - SP*
*Pabx.: (0xx11) 3138-7000*
*Fax: (0xx11) 3151-4107*

TRANSMISSÃO
PAULISTA

**CTEEP - Companhia de Transmissão de Energia Elétrica Paulista**
**Open Capital Company - CNPJ 02.998.611/0001-04**

# RELEVANT FACT

We inform the Shareholders that, in compliance with the deliberations of the Board of Directors, in a meeting held on 10/04/2004, the amount of R$ 27,177,000.00 of remuneratory interest on own capital, equivalent to R$ 0.1820477 per lot of a thousand shares, whose credit was approved by the Board of Directors on 05/10/2004, as informed to the market on that occasion, will be paid on 12/02/2004 and will be imputed to the amount of the semiannual dividends regarding the fiscal year of 2004, as provided for in article 31, of the Bylaws.

São Paulo, October 4, 2004

**Cláudio Cintrão Forghieri**
**Chief Financial Officer**
**and Investors Relations Director**

TRANSMISSÃO
PAULISTA

## Summary of the decisions of the Board of Directors' Meeting

We inform the Shareholders that, in compliance with the deliberations of the Board of Directors, in a meeting held on 10/04/2004, the amount of R$ 27,177,000.00 of remuneratory interest on own capital, equivalent to R$ 0.1820477 per lot of a thousand shares, whose credit was approved by the Board of Directors on 05/10/2004, as informed to the market on that occasion, to be paid until 12/03/2004, will be imputed to the amount of the semiannual dividends regarding the fiscal year of 2004, as provided for in article 31, of the Bylaws.

In the meeting, Mr. Alexandre Ribeiro Motta asked his resignation as member of the Board of Directors.

São Paulo, October 4, 2004

**Cláudio Cintrão Forghieri**
**Chief Financial Officer**
**and Investors Relations Director**